

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 15, 2015

<u>Via E-Mail</u>
Gregory R. Conley
Chief Financial Officer
HFF, Inc.
One Oxford Centre
301 Grant Street, Suite 1100
Pittsburgh, PA   15219

> **Re: HFF, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-33280**

Dear Mr. Conley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Servicing Fees, page 31

1.   Please provide us the following information regarding your Mortgage Servicing Rights (MSRs) and revise your disclosure in future filings accordingly:
  - Whether you have any outstanding servicer advances.
  - Whether you have retained the basic MSR and excess MSR.

- Tell us the weighted average yield that you have earned on these assets for all periods presented and discuss any significant changes from period to period.
- Collateral characteristics regarding the underlying pools of loans on a weighted average basis, when applicable, including, but not limited to: UPB, loan type, number of loans, type of interest rate (i.e., adjustable or fixed), coupon rate, age, maturity, loan size, FICO scores, prepayment rates, delinquency rates, recapture rate (if applicable), and information on delinquencies, foreclosures, REO, and bankruptcy.
- If you have the obligation to fund future servicer advances, discussion of expectations regarding amounts to be funded (if possible, with quantification based on historical experience or other reasonable basis) as well as a discussion of how you intend to source the funding.

Note 2. Summary of Significant Accounting Policies

Firm and Office Profit Participation Plans, page 62

2.   Please tell us how you determined it was appropriate to record incentive compensation prior to the grant date of the stock. Please clarify for us when the employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the stock. Please refer to ASC 718-10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities